UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*
Allion Healthcare, Inc.

(Name of Issuer)
Common Stock, $0.001 Par Value

(Title of Class of Securities)
019615103

(Cusip Number)
William J. Nolan
Richard H. Siegel, Esq.
Brickell Bay Acquisition Corp.
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322
With copies to:
James S. Rowe
Michael H. Weed
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction
      The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2009 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. This statement relates to the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”), Brickell Bay Merger Corp., a Delaware corporation (the “Merger Sub”), and Allion Healthcare, Inc., a Delaware corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, $.001 par value per share (the “Common Stock”), will be converted into the right to receive $6.60 in cash, without interest.
     Parallex LLC (“Parallex”) is a stockholder of the Company that beneficially owns 7,903,488 shares, or approximately 27.5% of the outstanding Common Stock. In connection with the execution of the Merger Agreement, Parallex, along with Rhonda Boni-Burden, Michael G. Bush, Edward L. Chomyak, Jason Cofone, James Francis Colonel, Arthur A. Cuomo, Shelly DeMora, David A. Galardi, Jennifer Hoefner, William A. Jones, Mark A. Kovinsky, John M. Kowalski, Bari Kuo, Kathy A. Love, Jonathan A. Lowe, Russell D. Lubrani, Virginia J. Margoli, Joseph T. Molieri, Jr., Shauna Mirra as Custodian for Devinne Peterson UTMA-PA, Ellen Pinto, Deborah Porter, Kimberley Prien-Martinez, Joseph Renzi, Anne-Marie Riley, Brian Rodgers, James R. Sadlier, Peter Sartini, Stephen Seiner, Renee M. Sigloch, Ryan N. Sloan, Mark Strollo, Joseph A. Troilo and Joseph J. Tropiano, Jr, each a stockholder of the Company and a former stockholder of Biomed America, Inc. which the Company acquired in April 2008 (together with Parallex, the “Stockholders”) entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which, among other things, the Stockholders agreed to vote their shares of Common Stock, representing approximately 41.1% of the Company’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal until termination of the Merger Agreement except in certain limited circumstances. None of the Stockholders, other than Parallex, is an affiliate of the Company.
     The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Voting Agreement, which are filed as Exhibits 99.2 through 99.3 hereto, respectively, and are incorporated herein by reference.
     This Amendment is being filed for the sole purpose of amending Exhibits 99.4A and 99.5, and adding Exhibits 99.10 through 99.17, to the Statement.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended by adding the following after the last paragraph:
     Pursuant to commitment letters obtained by Fifth Third and Fund II since October 18, 2009 (collectively, the “Additional Commitments”), each of Brown Brothers Harriman & Co., Churchill Financial Cayman, Ltd., Siemens Financial Services, Inc., Sovereign Bank, SunTrust Bank, and TD Bank, N.A., has committed, subject to the terms and conditions therein, to provide, together with Fifth Third and the other committed lenders, the entire $110 million of debt financing contemplated by the Fifth Third Commitment Letter. The foregoing description of the Additional Commitments is qualified in its entirety by the Additional Commitments, which are filed as Exhibits 99.11 through 99.16 hereto.
Item 4. Purpose of Transaction
Item 4 is amended by adding the following after the last paragraph:
     On November 11, 2009, Parent and Parallex entered into a side letter agreement (the “Exchange Agreement Side Letter Agreement”) to clarify that the indemnification provisions in the Exchange Agreement between Parallex and Parent would survive any termination of the Merger Agreement. This description of the Exchange Agreement Side Letter Agreement is qualified in its entirety by the terms and conditions of the Exchange Agreement Side Letter Agreement which is attached hereto as Exhibit 99.17.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of November 30, 2009, by and among each of the Reporting Persons.

Exhibit 99.4A	Form of Exchange Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and each of Rhonda Boni-Burden, Michael G. Bush, Edward L. Chomyak, Jason Cofone, James Francis Colonel, Arthur A. Cuomo, Shelly DeMora, David A. Galardi, Jennifer Hoefner, Mark A. Kovinsky, John M. Kowalski, Bari Kuo, Kathy A. Love, Jonathan A. Lowe, Russell D. Lubrani, Virginia J. Margoli, Joseph T. Molieri, Jr., Shauna Mirra as Custodian for Devinne Peterson UTMA-PA, Ellen Pinto, Deborah Porter, Kimberley Prien-Martinez, Anne-Marie Riley, Brian Rodgers, James R. Sadlier, Stephen Seiner, Renee M. Sigloch, Mark Strollo, Joseph A. Troilo and Joseph J. Tropiano, Jr, each of whom individually owns less than 1% of the outstanding common stock of the Issuer, and none of whom will own more than 1% of the common stock of Parent following consummation of the Merger.*

Exhibit 99.4B	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC.*

Exhibit 99.4C	Exchange Agreement with William A. Jones, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and William A. Jones.

Exhibit 99.4D	Exchange Agreement with Joseph Renzi, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Joseph Renzi.

Exhibit 99.4E	Exchange Agreement with Peter Sartini, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Peter Sartini.

Exhibit 99.4F	Exchange Agreement with Ryan N. Sloan, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Ryan N. Sloan.

Exhibit 99.5	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp. H.I.G. Healthcare, LLC and the Stockholders named therein.

Exhibit 99.10	Power of Attorney for the Reporting Persons.

Exhibit 99.11	Commitment Letter, dated as of October 30, 2009, by and among Churchill Financial Cayman Ltd., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.12	Commitment Letter, dated as of November 2, 2009, by and among Siemens Financial Services, Inc., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.13	Commitment Letter, dated as of November 3, 2009, by and among Brown Brothers Harriman & Co., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.14	Commitment Letter, dated as of November 13, 2009, by and among TD Bank, N.A., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.15	Commitment Letter, dated as of November 12, 2009, by and among SunTrust Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.16	Commitment Letter, dated as of November 12, 2009, by and among Sovereign Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.17	Letter Agreement, dated November 11, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC.

*	Previously filed

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 30, 2009

BRICKELL BAY ACQUISITION CORP
By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

H.I.G. HEALTHCARE, LLC
By:	H.I.G. Bayside Debt & LBO Fund II, L.P.
Its:	Manager

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC
By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel
H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

SAMI W. MNAYMNEH
/s/ Richard H. Siegel
Attorney in Fact

ANTHONY A. TAMER
/s/ Richard H. Siegel
Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of November 30, 2009, by and among each of the Reporting Persons.

Exhibit 99.4A	Form of Exchange Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and each of Rhonda Boni-Burden, Michael G. Bush, Edward L. Chomyak, Jason Cofone, James Francis Colonel, Arthur A. Cuomo, Shelly DeMora, David A. Galardi, Jennifer Hoefner, Mark A. Kovinsky, John M. Kowalski, Bari Kuo, Kathy A. Love, Jonathan A. Lowe, Russell D. Lubrani, Virginia J. Margoli, Joseph T. Molieri, Jr., Shauna Mirra as Custodian for Devinne Peterson UTMA-PA, Ellen Pinto, Deborah Porter, Kimberley Prien-Martinez, Anne-Marie Riley, Brian Rodgers, James R. Sadlier, Stephen Seiner, Renee M. Sigloch, Mark Strollo, Joseph A. Troilo and Joseph J. Tropiano, Jr, each of whom individually owns less than 1% of the outstanding common stock of the Issuer, and none of whom will own more than 1% of the common stock of Parent following consummation of the Merger.*

Exhibit 99.4B	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC.*

Exhibit 99.4C	Exchange Agreement with William A. Jones, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and William A. Jones.

Exhibit 99.4D	Exchange Agreement with Joseph Renzi, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Joseph Renzi.

Exhibit 99.4E	Exchange Agreement with Peter Sartini, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Peter Sartini.

Exhibit 99.4F	Exchange Agreement with Ryan N. Sloan, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Ryan N. Sloan.

Exhibit 99.5	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp. H.I.G. Healthcare, LLC and the Stockholders named therein.

Exhibit 99.10	Power of Attorney for the Reporting Persons.

Exhibit 99.11	Commitment Letter, dated as of October 30, 2009, by and among Churchill Financial Cayman Ltd., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.12	Commitment Letter, dated as of November 2, 2009, by and among Siemens Financial Services, Inc., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.13	Commitment Letter, dated as of November 3, 2009, by and among Brown Brothers Harriman & Co., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.14	Commitment Letter, dated as of November 13, 2009, by and among TD Bank, N.A., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.15	Commitment Letter, dated as of November 12, 2009, by and among SunTrust Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.16	Commitment Letter, dated as of November 12, 2009, by and among Sovereign Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.17	Letter Agreement, dated November 11, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC.

*	Previously filed